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18001245

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
Received
FEB 26 2018
WASH, D.C.

SEC FILE NUMBER
8- 40906

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01//01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Howard Feigenbaum dba Sharemaster

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

460 Tewell Drive
(No. and Street)

Hemet	CA	92545
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Feigenbaum — 818-597-9210 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive	Rocklin	CA	95765
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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DM RM

OATH OR AFFIRMATION

I, Howard Feigenbaum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sharemaster, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Howard Feigenbaum
Signature

Fq. Principal
Title

SEE ATTACHED NOTARIZED PAPERWORK

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Riverside

Subscribed and sworn to (or affirmed) before me on this 5 day of February, 2018, by Howard Feigenbaum, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

L. HADDOCK
Notary Public – California
Riverside County
Commission # 2199783
My Comm. Expires Jun 28, 2021

(Seal) Signature L Haddock

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

Howard Feigenbaum
Sharemaster
Hemet, CA 92545

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Sharemaster, as of December 31, 2017 and the related statement of loss, changes in proprietor's equity, and cash flows for the year then ended, and the related notes and Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3(exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) (collectively referred to as the "financial statements"). In my opinion, the financial statements present fairly, in all material respects, the financial position of Sharemaster as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sharemaster's management. My responsibility is to express an opinion on Sharemaster's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and I am required to be independent with respect to Sharemaster in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
I have served as Sharemaster's auditor since 2013.

Rocklin, CA
February 2, 2018

Sharemaster

Statement of Financial Condition

December 31, 2017

Assets

Cash	$	29,024
Commissions receivable		1,074
Total Assets	$	30,098

Liabilities and Sole Proprietor's Equity

Liabilities		
Accrued expenses	$	23
Total liabilities		23
Proprietor's Equity		30,075
Total Liabilities and Proprietor's Equity	$	30,098

Accompanying notes are an integral part of these financial statements.

Sharemaster

Statement of Income (Loss)

For the Year Ended December 31, 2017

Revenues		
12b1 Fees	$	8,996
Commission income - other		1,231
Total Revenues	$	10,227
Expenses		
Commission to owner	$	5,400
Professional services		3,400
Regulatory fees		1,669
Telephone		256
All other expenses		154
Total expenses	$	10,879
Net Loss	$	(652)

Accompanying notes are an integral part of these financial statements.

Sharemaster

Statement of Changes in Proprietor's Equity

For the Year Ended December 31, 2017

Balance, December 31, 2016	$	30,874
Net Loss		(652)
Proprietor' Change in Personal Equity		(147)
Balance, December 31, 2017	$	30,075

Accompanying notes are an integral part of these financial statements.

Sharemaster

Statement of Cash Flow

For the Year Ended December 31, 2017

Cash flow from operating activities		
Net profit (loss)	$	(652)
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
increase (decrease) in assets:		
Commissions receivable		(133)
Increase (decrease) in liabilities:		
Accrued expenses		-
Net cash provided (used in) operating activities		(785)
Net cash provided (used in) investing activities		-
Cash flow for financing activities		
Change in owner's personal bank account		(147)
Net cash provided by (used in) financing activities		(147)
Net decrease in cash		(932)
Cash at beginning of year		29,956
Cash at end of year	$	29,024
Supplemental cash flow information		
Cash paid for interest	$	-
Cash paid for income tax	$	-

Accompanying notes are an integral part of these financial statements.

Sharemaster

Notes to Financial Statements

December 31, 2017

Note 1 – Organization and Nature of Business

Sharemaster (the "Entity") was established as a sole proprietorship in the State of California on August 1, 1989. The Entity is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Note 2 – Significant Accounting Policies

Basis of Presentation – The Entity conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

Mutual Fund retailer

Broker or dealer selling variable life insurance or annuities

Under its membership agreement with FINRA and pursuant to Rule 15c3(k)(1), the Entity's business and activities (both principal and agent) are limited to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker-dealer activities. Additionally, the Entity cannot hold funds or securities for or owe money or securities to customers. Accordingly, the Entity is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Operations – The financial statements include only those assets and liabilities of the proprietor that relate to his broker-dealer operations.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue – Revenue consists of commissions from the sale of mutual funds.

Revenue Recognition – The Entity recognized revenue upon rendering of services.

Income Taxes – The Entity is a sole proprietorship for income tax purposes and, accordingly, income or loss of the Entity is that of the proprietor.

Note 2 – Significant Accounting Policies (Continued)

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax position and believes that all of the positions taken by the Entity in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Entity is subject to examinations by U.S. Federal and State tax authorities from 2014 to the present, general for three years after they are filed.

Statement of Changes in Financial Condition – The Entity has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 – Net Capital Requirements

The Entity is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Entity had net capital of $30,075 which was $25,075 in excess of its required net capital of $5,000. The Entity's net capital ratio was .001 to 1.

Note 4 – Income Taxes

The Entity is a sole proprietorship for income tax purposes and, accordingly, income or loss of the Entity is that of the proprietor. Therefore, no provision or liability for Federal or State Income Taxes is included in these financial statements.

Note 5 – Exemption from the SEC Rule 15c3-3

Under its membership agreement with FINRA and pursuant to Rule 15c3(k)(1), the Entity's business and activities are limited (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker-dealer activities. Additionally, it cannot hold funds or securities for, or owe money or securities to, customers.

Note 6 – SIPC Supplementary Report Requirement

The Entity is not required to complete the SIPC Supplementary Report under SEC Rule 17a5(e)(4) for fiscal year ending December 31, 2017 because the Entity's Net Operating Revenues are under $500,000.

Note 7 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2017 through February 2, 2018, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Sharemaster

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2017

Computation of Net Capital		
Total Ownership Equity (From Statement of Financial Condition)	$	30,075
Non-allowable assets:		-
Net Capital	$	30,075
Computation of Net Capital Requirements		
Minimum Net Capital Indebtedness		
6.67% of net aggregate indebtedness	$	-
Minimum dollar net capital required	$	5,000
Net capital required (greater of above amounts)	$	5,000
Excess net capital	$	25,075
Excess net capital at 1000% (net capital less 10% of Aggregate Indebtedness)	$	25,073
Computation of Aggregate Indebtedness		
Total liabilities (from Statement of Financial Condition)	$	23
Ratio of indebtedness to net capital		.001

Reconciliation

The following is a reconciliation of the above Net Capital computation with the entity's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Entity's computation	$	30,075
Variance		-
Net Capital per audit	$	30,075

Accompanying notes are an integral part of these financial statements.

Sharemaster

Schedule II – Computation for Determination of Reserve

Requirements Pursuant to Rule 15c3-3

December 31, 2017

A computation of reserve requirement is not applicable to Sharemaster as the Entity qualifies for exemption under Rule 15c3-3(k)(1).

Accompanying notes are an integral part of these financial statements.

Sharemaster

Schedule III – Information Relating to Possession or Control

December 31, 2017

Information relating to possession or control of Sharemaster is not applicable to Sharemaster as the Entity qualifies for exemption under Rule 15c3-3(k)(1).

Accompanying notes are an integral part of these financial statements.

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

Howard Feigenbaum
Sharemaster
Hemet, CA 92545

I have reviewed management's statements, included in the accompanying Sharemaster (the "Company") Exemption Report in which (1) Sharemaster identified the following provisions of 17C.F.R. §15c3-3(k) under which the Sharemaster claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(1) ("exemption provisions"), and (2) the Sharemaster stated that the Sharemaster met the identified exemption provisions throughout the most recent fiscal year without exception. The Sharemaster's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sharemaster's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
February 2, 2018

SHAREMASTER
460 Tewell Drive
Hemet, CA 92545
(818) 597-9210

February 2, 2018
Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, CA 95765

RE: SEA Rule 17a-5(d)(4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided. Under its membership agreement with FINRA and pursuant to Rule 15c-3-3(k)(1), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Sharemaster met the Section 204, 15c-3-3(k)(1) exemption for the period January 1, 2017 to December 31, 2017.

Sincerely,

Howard Feigenbaum,
Registered Principal